TriSalus Life Sciences, Inc.

6272 W. 91st Ave.

Westminster, Colorado 80031

December 21, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Juan Grana, Abby Adams

Re:	TriSalus Life Sciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-274292

Ladies and Gentlemen:

TriSalus Life Sciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 3 to Registration Statement on Form S-1 to become effective on Tuesday, December 26, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Carlos Ramirez of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP, counsel to the Registrant, at (858) 550-6157.

[Signature Page Follows]

Very truly yours,

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Name: Mary Szela
Title: Chief Executive Officer

cc:	Carlos Ramirez, Cooley LLP
Matthew T. Browne, Cooley LLP

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